UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Issuance of Press Release

On June 6, 2023, Brera Holdings PLC (the “Company”) issued a press release announcing that it had made a strategic investment in Manchester United PLC (NYSE: MANU) (“MANU”), the owner of Manchester United Football Club (“United”), and had begun acquiring shares of MANU through open market purchases. The press release announced that the Company’s investment in MANU shares had exceeded $100,000. The press release also announced that the Company had invited the MANU board of directors to a meeting regarding the Company’s “Social Impact Football” business model and other value-building strategies. In addition, the press release announced that the Company’s Executive Chairman, Daniel McClory, intends to provide updates on the Company’s strategic stake in MANU, including the performance of United and MANU’s pending sale process A copy of this press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
99.1	Press Release dated June 6, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2023	BRERA HOLDINGS PLC

	By:	/s/ Sergio Carlo Scalpelli

Sergio Carlo Scalpelli
Chief Executive Officer

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